Amy M. Trombly, Esq.                           amy@tromblybusinesslaw.com



March 19, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

	Attn:	Mr. Jay Ingram

	Re:	On the Go Healthcare, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2/A
		File No. 333-140005


Dear Mr. Ingram:

I am securities counsel for On the Go Healthcare, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement on Form SB-2/A.

Registration Statement on Form SB-2/A contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated March 8, 2007.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.	We note your response to comment 13 of our letter dated
		February 12, 2007, but are unable to concur with your conclusions. Section 2(G) allows the investor to subsequently agree to a closing date that can vary over a period of seven trading or business days. This enables the investor to exercise discretion over the timing of the closing. We will not object to this provision so long as the closing must occur within five business days. Please revise this provision of the equity line arrangement accordingly.

Response 1.	The Company has complied with the Staff's comment.

Comment 2.	We note your response to comment 2 of our letter dated
		February 12, 2007 and would like for you to provide us with additional information. Specifically, we note the statement in your response that Mr. Turk elected to register some of his shares "to recoup some of the funds he has invested in the company." Clarify whether Mr. Turk will be utilizing the proceeds from the resale solely for his personal use.
		In addition, it is not clear whether the receipt of any such proceeds will have any impact on any contemplated or potential future financing of On the Go by Mr. Turk.
		Please inform us of any recent discussions, plans or arrangements relating to possible additional funding of the registrant by Mr. Turk.

Response 2.	At present, any proceeds from the sale of shares which
		become free from lock-up in July 2007 will be used solely for Mr. Turk's personal use. Further, Mr. Turk has provided the Company with additional funding from his personal funds over the past quarter and intends to continue as the Company requires.

Comment 3.	We note your revisions in response to comment 3 of our letter
		dated February 12, 2007. The revised disclosure on the cover page does not inform investors of how many shares are currently being offered under the other registration statements that were previously declared effective. To the extent material, the scope of ongoing offerings through means other than this prospectus should be prominently disclosed in quantitative terms.

Response 3.	The Company has complied with the Staff's comment.

Prospectus Cover Page

Comment 4.	Comment 4 of our letter dated February 12, 2007 should have
		referred to Item 501(a)(10) of Regulation S-B. We now clarify that the information set forth in Item 501(a)(10) should appear on the prospectus cover page. Currently, this information appears on the inside facing page. Please relocate the disclosure as appropriate.

Response 4.	The Company has reviewed the location of the disclosure and
		respectfully notes that the disclaimer required by
		Item 501(a)(10) of Regulation S-B does appear on the prospectus cover page.

Selling Security Holders, page 14

Comment 5.	Please refer to comment 9 of our letter dated
		February 12, 2007, which we reissue in part. Please provide a clear and concise discussion of the role that Duchess has played in the company's financing, historically. Discuss when and how the business arrangements between Dutchess and On the Go Healthcare began. The number of shares outstanding and stock price at the time each financing arrangement was entered into should be information that is accessible to the reader through a tabular format that is supplemented with text that describes the material terms of the agreements. The benefits that were realized by Dutchess in performing the agreements should be discussed in appropriate detail but in a manner that may be understood by a reader that is not able to extract the information from a mere reading of the technical terms of the arrangements.

Response 5.	The Company has complied with the Staff's comment.  The Company
		respectfully informs the Staff that Dutchess does not play any role with the Company outside of the financings already described. Dutchess is an independent third party to the Company. The Company has considered the Staff's suggestion of a tabular format however respectfully believes the information is clearer in text format. Finally, the Company can not know the ultimate financial benefits to Dutchess.
		To the Company's knowledge, Dutchess holds most of its shares in street name and the Company is unable to track when Dutchess sells shares.

Comment 6.	We note your revisions in response to comment 8 of our letter
		dated February 12, 2007. Please expand your disclosure to address the limitations on the draw amounts set forth in the equity line arrangement. The limitations on the size of draws and their frequency should be described in materially complete detail.

Response 6.	The Company has complied with the Staff's comment.

Part II- Information Not Required in the Prospectus

Undertakings

Comment 7.	Refer to comment 12 of our letter dated February 12, 2007. It
		does not appear as though Rule 430B is available. Please revise to include the undertakings set forth in Item 512(g)(2).

Response 7.	The Company has complied with the Staff's comment.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

					Regards,

					/s/  Amy M. Trombly
					--------------------------------
					Amy M. Trombly
					Counsel for On The Go Healthcare, Inc.

cc:  	On the Go Healthcare, Inc.